Exhibit 99.3

Olden Lane Securities LLC (A wholly-owned subsidiary of Olden Lane LLC)

Statement of Financial Condition December 31, 2016

Assets
Cash	$169,570
Due from clearing broker	172,701
Other assets	22,218

Total assets	$364,489

Member's Equity
Liabilities - accrued expenses	$4

Member's equity	364,485

Total member's equity	$364,489

The accompanying notes are an integral part of these financial statements.

3

Olden Lane Securities LLC (A wholly-owned subsidiary of Olden Lane LLC)

Statement of Operations For the Year Ended December 31, 2016

Revenue
Gain on securities	$1,822
Interest income	469
Total revenue	2,291
Expenses
Regulatory fees	20,103
Other expenses	139

Total expenses	20,242

Net loss	$(17,951)

The accompanying notes are an integral part of these financial statements.

4

Olden Lane Securities LLC (A wholly-owned subsidiary of Olden Lane LLC)

Notes to Financial Statements December 31, 2016

1. Organization and Business

Olden Lane Securities LLC (the “Company”), a wholly-owned subsidiary of Olden Lane LLC (the “Parent”), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the “SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Company’s operations consist of sponsoring Unit Investment Trusts (“UITs”), retailing mutual funds and UITs, and selling corporate debt securities and private placements of securities.

2. Summary of Significant Accounting Policies

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition

All revenues are recorded as earned or contractually due, as services are performed, in accordance with respective agreements between the Company and other entities. Securities transactions are recorded on a trade date basis and realized gains and losses are recorded on the specific identification basis.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Due from Clearing Broker

The Company is required to maintain a minimum clearing deposit of $50,000 with its clearing broker, RBC Capital Markets, LLC. The amount owed by the clearing broker represents a concentration of credit risk.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code (“IRC”) provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and

5

Olden Lane Securities LLC (A wholly-owned subsidiary of Olden Lane LLC)

Notes to Financial Statements December 31, 2016

certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent whereby the Parent is to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs are allocated based on the Expense Sharing Agreement between the two companies. The value of the services provided was approximately $464,000. The Company is under no obligation to pay the Parent for such services.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications and Off-Balance-Sheet Risks

The Company’s customers’ securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer.

In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $342,267 which exceeded the required net capital by $242,267.

6

Olden Lane Securities LLC (A wholly-owned subsidiary of Olden Lane LLC)

Notes to Financial Statements December 31, 2016

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not handle cash or securities on behalf of customers.

6. Subsequent Events

The Company has evaluated subsequent events through February xx, 2017, the date these financial statements were issued. No events were noted which would require disclosure in the footnotes to the financial statements.

7